SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No 2)*

Acacia Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00401C108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 00401C108	Page 2 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,646,247[2]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,646,247[2]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,646,247[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%[3]
12	TYPE OF REPORTING PERSON* PN

[1]

This Schedule 13G is filed by Matrix Partners VIII, L.P. (“Matrix VIII”); Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”), the general partner of Matrix VIII; and Stan Reiss (“Mr. Reiss”), Managing Member of Matrix VIII US MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]

Represents 3,646,247 shares held by Matrix VIII (the “Matrix VIII Shares”). Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VIII Shares, except to the extent of their respective pecuniary interests therein.

[3]	This percentage is calculated based upon 40,443,237 shares of the Issuer’s common stock outstanding as of October 26, 2018.

CUSIP No: 00401C108	Page 3 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix VIII US Management Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[4]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,681,783[5]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,681,783[5]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,681,783[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%[6]
12	TYPE OF REPORTING PERSON* OO

[4]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[5]

Represents (i) the Matrix VIII Shares, (ii) 33,525 shares held directly by Matrix VIII US MC, and (iii) 2,011 shares held by Weston & Co. VIII LLC as nominee for Matrix VIII US MC, which is the beneficial owner of such shares ((ii) and (iii) collectively, the “Matrix VIII US MC Shares”). Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII shares and the Matrix VIII US MC Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VIII Shares and the Matrix VIII US MC Shares, except to the extent of their respective pecuniary interests therein.

[6]	This percentage is calculated based upon 40,443,237 shares of the Issuer’s common stock outstanding as of October 26, 2018.

CUSIP No: 00401C108	Page 4 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stan Reiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[7]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,846,285[8]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,846,285[8]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,285[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%[9]
12	TYPE OF REPORTING PERSON* IN

[7]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[8]

Includes the Matrix VIII Shares, the Matrix VIII US MC Shares, 140,866 shares held directly by Mr. Reiss (the “Reiss Shares”), 6,144 Restricted Stock Units held directly by Mr. Reiss (the “Restricted Stock Units”), and 17,492 shares held directly by The Reiss Family Irrevocable Trust (the “Trust Shares”). Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII Shares, the Matrix VIII US MC Shares, the Reiss Shares and the Restricted Stock Units. The Trust has sole voting and dispositive power with respect to the Trust Shares. The Reporting Person disclaims beneficial ownership of the Matrix VIII Shares, the Matrix VIII US MC Shares and the Trust Shares, except to the extent of his pecuniary interest therein.

[9]	This percentage is calculated based upon 40,443,237 shares of the Issuer’s common stock outstanding as of October 26, 2018.

CUSIP No: 00401C108	Page 5 of 9

ITEM 1(A). NAME OF ISSUER

Acacia Communications, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3 Mill and Main Place

Suite 400

Maynard, MA 01754

ITEM 2(A).	NAME OF PERSONS FILING

Matrix Partners VIII, L.P. (“Matrix VIII”)

Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”)

Stan Reiss (“Mr. Reiss”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Matrix Partners

101 Main Street, 17th Floor

Cambridge, MA 02142

ITEM 2(C).	CITIZENSHIP

Matrix VIII: Delaware limited partnership

Matrix VIII US MC: Delaware limited liability company

Mr. Reiss: United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value per share (the “Common Stock”)

ITEM 2(E).	CUSIP NUMBER

00401C108

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 40,443,237 shares of Common Stock outstanding as of October 26, 2018 as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the United States Securities and Exchange Commission on November 1, 2018.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2018:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP No: 00401C108	Page 6 of 9

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons Expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

CUSIP No: 00401C108	Page 7 of 9

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 00401C108	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

MATRIX PARTNERS VIII, L.P.

By:	Matrix VIII US Management Co., L.L.C., its General Partner

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

MATRIX VIII US MANAGEMENT CO., L.L.C.

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

/s/ Stan Reiss
Stan Reiss